Exhibit 99.253

NexTech Increases its Treasury Bitcoin Holdings to $4million

Vancouver B.C., Canada – January 4th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for 3D/AR advertising, eCommerce, education, conferences and events today announced that it has increased its Bitcoin ownership to approximately 130.187 Bitcoins at an aggregate cost of $4million USD, and may add more in 2021.

NexTech CEO Evan Gappelberg comments, “Our continued investment in Bitcoin in the past week is part of our new capital diversification and allocation strategy announced on December 29th, with the intent to maximize long-term value for our shareholders. Our initial purchase of $2million was completed last week and with this follow on $2million buy, our treasury purchase of Bitcoin now sits at $4million. This doubling down reflects our strong belief that Bitcoin is an excellent long-term store of value and an attractive investment asset with more long-term appreciation potential than holding cash which is currently yielding 0.06%. Bitcoin is seen as the digital version of gold which has a total market capitalization of $10trillion versus Bitcoin's total market capitalization of just $600billion. He continues, “In 2020 our businesses, which are all part of the digital transformation, benefited as COVID19 accelerated the adoption of new technologies such as augmented reality, AI, virtual events, cloud computing, blockchain, and eCommerce. As we enter 2021, I believe that the digital transformation has now created a paradigm shift in capital diversification to ‘digital gold’ or Bitcoin. As more institutional capital allocators adapt to this new paradigm, they will be prodded to diversify their portfolio into Bitcoin which will likely push the value of Bitcoin closer to the value of gold, meaning that over 90% of the upside for Bitcoin is still ahead of us.”

NexTech comments on the NEO Up-listing January 5, 2021:

Evan Gappelberg CEO of NexTech commented, “We are excited to be approved and ready to be listed on the NEO, a senior exchange in Canada, which provides many tangible benefits for our shareholders including, our stock being eligible for margin trading, added liquidity and exposure to new institutional investors which will allow our growth to continue. The listing date is set for the open on Tuesday, January 5, 2021.

He continued, “Our goal as a dual listed company is to be listed on a senior exchange in the US market as well as Canada, which is why we filed on July 2, 2020 to up list in the US to the NASDAQ Capital Markets Group, which we are expecting will happen in the near future.

Recent Company Highlights in 2020:

December 29, 2020: NexTech announced that it plans to make an initial investment of $2million in Bitcoin and may add more in 2021.

December 21, 2020: NexTech CEO Evan Gappelberg buys 250,000 shares his fifth purchase in 2020 continues to increase his position.

Company hires executives from major technology companies including Oracle, IBM, SAP, Cisco to support its ambitious Asia Pacific and Japan product rollout

December 15, 2020: NexTech announced that it has received conditional approval to list its common shares with the NEO Exchange (“NEO”). Final approval is subject to the Company fulfilling all of NEO’s listing requirements. Subject to final approval by NEO, NexTech’s common shares are expected to be listed on NEO on January 5, 2021.

December 11, 2020: Company expanded into China and Hired Steven Seet, as its Senior Director, Asia Pacific. In his new role, Seet will utilize his vast network and industry experience to support NexTech with its rapid expansion into Asia’s MICE industry, which according to Allied Market research is valued at $229 billion.

December 9, 2020: Company announced the launch of a new Zoom-like, collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings. NexTech will also offer the streaming platform ‘ARoom’, as a stand-alone service externally similar to Zoom, increasing the company's revenue potential for 2021.

December 8, 2020: Announced that the Canadian Society of Nephrology (CSN) has chosen NexTech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

December 3, 2020: Company announced that it has achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

December 2, 2020: Company announced the creation of its new Artificial Intelligence (AI) division. Through a dedicated initial team of three AI experts focused on enhancing NexTech’s AI capabilities, the company aims to gain a competitive edge and create new portfolio offerings to complement its AR; streamlining operations for clients while tapping into a market that is expected to surpass $300 billion in revenues by 2024.

December 1, 2020: The company entered into seven additional strategic channel partnerships bringing the total for the Asia Pacific region to eight. These partner agreements support both the $35B e-learning market and $229B MICE industries, two target sectors that NexTech is focusing on in the Asia Pacific market expansion.

November 23, 2020: The company acquired hybrid event management platform, Map Dynamics. The company's self-serve hybrid virtual events platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, events. It helps organizers create, host, and manage live events for 100,000+ attendees both online and in its branded native event app.

To learn more about NexTech, please click here.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market, estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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